UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2019.

Commission File Number: 001-38252

Spark Networks SE

(Translation of registrant's name into English)

Kohlfurter Straße 41/43

Berlin 10999

Germany

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):________________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):________________

Completion of Acquisition or Disposition of Assets

On July 1, 2019 (the “Effective Time”), pursuant to the Agreement and Plan of Merger, dated as of March 21, 2019, by and among Spark Networks SE, a European stock corporation (Societas Europaea, SE) with its corporate seat in Germany (“Parent”), Chemistry Inc., a Delaware corporation and wholly owned subsidiary of Parent (“Merger Sub”), Zoosk, Inc., a Delaware corporation (the “Company”), and Fortis Advisors LLC, a Delaware limited liability company, solely in its capacity as the Holders’ Representative (the “Merger Agreement”), Merger Sub was merged with and into the Company and the separate existence of Merger Sub ceased, upon which the Company became a wholly owned subsidiary of Parent (the “Merger”).

Subject to the terms and condition of the Merger Agreement, Parent will issue 12,980,000 American Depositary Shares (the “Parent ADSs”) representing ordinary no-par value registered shares (auf den Namen lautende Stückaktien) of Parent (the “Parent Ordinary Shares”) to the Company’s former equity holders, valued at $153 million based on the closing price of the Parent ADSs of $11.78 on June 28, 2019. Additionally, the Merger Agreement provides for cash consideration of $105 million, subject to adjustment (which will be funded by borrowings under a new senior secured revolving facility pursuant to the Loan Agreement (as described below)).

Subject to the terms and conditions of the Merger Agreement, at the Effective Time,

(i) each share of capital stock of the Company (“Company Capital Stock”) that was issued and outstanding immediately prior to the Effective Time (other than dissenting shares and shares that were owned by the Company as treasury stock or by Parent or Merger Sub) were cancelled and automatically converted into the right of the stockholders of the Company to receive, in respect of each such share, (A) the Per Share Closing Cash Consideration and the Per Share Stock Consideration (each as defined in the Merger Agreement) and (B) each stockholder’s Pro Rata Portion of the Post-Closing Cash Consideration (each as defined in the Merger Agreement);

(ii) the portion of each option to purchase Company Capital Stock that was vested and exercisable immediately prior to the Effective Time (each such portion, a “Vested Option”) and that had an exercise price per share less than the Per Share Merger Aggregate Consideration (as defined in the Merger Agreement) was cancelled and automatically converted into the right to receive an amount in cash, without interest and subject to any applicable withholding, equal to (1) the product of (x) the number of shares of Company common stock then subject to such Vested Option multiplied by (y) the applicable Per Option/Warrant Closing Payment (as defined in the Merger Agreement) and (2) the applicable Pro Rata Portion of the Post-Closing Cash Consideration in respect of such Vested Option;

(iii) the portion of each option to purchase Company Capital Stock that was not a Vested Option immediately prior to the Effective Time was cancelled and extinguished at the Effective Time without any present or future right to receive any portion of the Merger consideration; and

(iv) each warrant to purchase Company Capital Stock, whether vested or unvested, that had a per share exercise price that is less than the Per Share Merger Aggregate Consideration and outstanding immediately prior to the Effective Time (each, a “Cash-Out Warrant”) was cancelled and automatically converted into the right to receive an amount in cash, without interest and subject to any applicable withholding, equal to (A) the product of the number of shares of Company common stock subject to such Cash-Out Warrant multiplied by the applicable Per Option/Warrant Closing Payment and (B) the applicable Pro Rata Portion of the Post-Closing Cash Consideration in respect of such Cash-Out Warrant.

Notwithstanding the foregoing, (x) $10 million of the cash consideration will be held back by Parent until December 31, 2020 in order to satisfy any indemnity obligations of the holders of shares of Company Capital Stock, Vested Options, Cash-Out Warrants that were issued and outstanding immediately prior to the Effective Time and each recipient of cash and/or Parent ADSs under the Company Liquidity Bonus Plan (as defined in the Merger Agreement) and (y) $1 million of the cash consideration will be placed in escrow for purposes of satisfying the post-closing purchase price adjustment, if any.

The foregoing summary does not purport to be complete and is qualified in its entirety by the text of the Merger Agreement, which is attached as Exhibit 2.1 to Parent’s Report on Form 6-K filed with the Securities Exchange Commission (the “SEC”) on March 22, 2019 and is incorporated herein by reference.

Unregistered Sale of Equity Securities

The issuance of the Parent Ordinary Shares (and the Parent ADSs representing the Parent Ordinary Shares) is exempt from the registration requirements under the Securities Act of 1933, as amended, by virtue of the exemption provided by Section 3(a)(10) thereof.

Entry into a Material Definitive Agreement

On July 1, 2019, Parent entered into a Loan Agreement (the “Loan Agreement”) with the Company and Spark Networks, Inc., the subsidiary guarantors party thereto, the lenders party thereto, and Blue Torch Finance LLC, as administrative agent and collateral agent. The Loan Agreement provides for senior secured term loans of $120 million and a senior secured revolving facility of $5 million.

Borrowings under the Loan Agreement accrue interest at a rate per annum equal to the LIBOR Rate (as defined in the Loan Agreement) plus 8.00% or the Base Rate (as defined in the Loan Agreement), plus 7.00%, as the case may be. Borrowings under the Loan Agreement mature on July 1, 2023 and are secured by substantially all of the assets of Parent, Spark Networks Inc., the Company and their respective subsidiary guarantors.

The Loan Agreement contains customary representations, warranties, events of default and covenants, including limitations on incurrences of debt and liens, restricted payments and investments, mergers and financial covenants including quarterly testing of a maximum First Lien Net Leverage Ratio and a minimum Fixed Charge Coverage Ratio (each as defined in the Loan Agreement) and monthly testing of a minimum liquidity covenant.

The foregoing summary of the Loan Agreement does not purport to be complete and is qualified in its entirety by the text of the Merger Agreement, which is attached hereto as Exhibit 10.1 and is incorporated herein by reference.

Exhibits

10.1 Loan Agreement, dated July 1, 2019, among Spark Networks, SE, Zoosk, Inc., Spark Networks, Inc., the subsidiary guarantors party thereto, the lenders party thereto, and Blue Torch Finance LLC, as administrative agent and collateral agent.**

99.1 Press Release of Spark Networks SE dated July 1, 2019.

**	Spark Networks SE has omitted certain schedules and exhibits pursuant to Item 601(b)(2) of Regulation S-K and, upon request by the SEC, agrees to furnish supplementally to the SEC a copy of any omitted schedule or exhibit.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

SPARK NETWORKS SE

Date: July 1, 2019	By:	/s/ Robert O’Hare
Name: Robert O’Hare
Title: Chief Financial Officer